[LETTERHEAD OF LUSE GORMAN POMERENK & SCHICK, P.C.]

(202) 274-2007	nquint@luselaw.com
July 31, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Mark Webb, Esq.
Mail Stop 4561

Re:	Northfield Bancorp, Inc. (Registration No. 333-143643)
Registration Statement on Form S-1
Dear Mr. Webb:
     On behalf of Northfield Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the Staff’s comment letter dated July 17, 2007, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. The responses correspond to the numbered comments in the comment letter. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision (“OTS”). The Prospectus also includes a “Recent Developments” section. The Amended S-1 has been blacklined to reflect changes from the original filing.
     1.     Page 16 of the Summary has been revised as requested.
     2.     Page 8 has been revised, as requested.
     3.     As discussed with the staff of the SEC, the Company has moved the table on page 10 to the beginning of the subsection to provide numerical information earlier in the subsection. In addition, page 10 has been revised to add that the shares for the stock benefit plans may be either purchased in the open market or issued directly from authorized but unissued shares. The Company respectfully requests that the disclosure on page 10 not be revised to add additional information reconciling the percentages provided on page 7, as the information in these tables is not meant to reconcile. The Company notes that the disclosure on page 7 explains the assumptions used in calculating the pro forma value of the peer group companies on a “fully-

Securities and Exchange Commission
July 31, 2007

converted” basis (i.e. following a second-step conversion), and these assumptions include the amount of shares that would be granted under stock benefit plans following the second-step conversion. In comparison, the table on page 10 explains the shares that can be granted under stock benefit plans following the subject offering.
     4.     We respectfully request that the Company not be required to make the requested revision to the table on page 10. Please see the Company’s response to comment 3, above.
     5.     Pages 12 to 13 have been revised, as requested.
     6.     Page 15 has been revised, as requested.
     7.     Page 15 has been revised, as requested.
     8.     As discussed with the staff of the SEC, the Company has removed the noted risk factor, as the regulatory agreement was lifted by the FDIC and the New York State Department of Banking on June 18, 2007, and will place no restrictions on the Company’s operations going forward. The Company has retained historical disclosure about the regulatory agreement under “Supervision and Regulation.” The Company notes that the regulatory agreement did not materially restrict the Company’s operations while the agreement was in place.
     9.      Page 22 has been revised, as requested.
     10.    The table on page 47 has been revised to remove the line item “Contribution to Charitable Foundation,” and include the amounts in “Additional Paid in Capital,” per footnote 4 to the table.
     11.     Page 64 has been revised, as requested.
     12.     Page 101 has been revised, as requested.
     13.     Page 102 has been revised, as requested.
     14.     Page 110 has been revised, as requested.
     15.     Page F-9 has been revised, as requested.
     16.     Pages F-17 and F-21 have been revised, as requested.
     17.     Note 14 on page F-48 has been revised to indicate that the informal agreement has been lifted by the bank regulatory agencies. Please see the response to comment 8, above.
* * * * *

Securities and Exchange Commission
July 31, 2007

     We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2007 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

Respectfully, \s\ Ned Quint Ned Quint

Enclosures
cc:	Michael Clampitt, Esq.
Michael Volley, CPA
Kevin Vaughn, CPA
John W. Alexander, President and
Chief Executive Officer
Eric Luse, Esq.